Filed by Viant Corporation
pursuant to Rule 425 under the Securities Act
of 1933 and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Viant Corporation
Commission File No. 0-26303

        The following is the transcript of the conference call for reporters and analysts held by divine, inc. and Viant Corporation on April 5, 2002 to discuss and answer questions related to the planned merger between Viant and a wholly owned subsidiary of divine, inc.:

DIVINE AUDIOCONFERENCING

April 5, 2002
1:00 p.m. CST

Coordinator
Good afternoon and thank you for standing by. All participants will be able to listen only, until the question and answer session of the call. This conference is being recorded at the request of divine Audioconferencing. If you have any objections you may disconnect at this time.
I would like to introduce your host for today's call, Ms. Susan Burke. Ma'am, you may begin.
S. Burke
Thank you. Welcome to today's call regarding divine and Viant's announcement, that they have signed a Definitive Merger Agreement. Prior to turning the call over to Flip Filipowski, Chairman and CEO of divine, and Bob Gett, Chairman and CEO of Viant, allow me to read the following Safe Harbor Statement.

The statements made by divine and Viant and their representatives in this conference call will include certain forward-looking statements that are based on current expectations and projections about the Viant transaction, including the contributions Viant is expected to make to divine, as well as divine's future results, performance, prospects and opportunities. Wherever possible we will try to identify these forward-looking statements by using words such as believe, expect, anticipate and similar expressions. Please see today's news release, which divine has filed with the SEC; divine's annual report on form 10-K for the year ended December 31, 2001, including the information under the caption "Risk Factors," as filed with the SEC; and Viant's annual report on form 10-K for the year ended December 31, 2001, including the information under the caption "Factors Affecting Viant's Operating Results, Business Prospects and Market Prices Stock," as filed with the SEC, for a discussion of risks, uncertainties and other factors that could cause divine's and Viant's actual results in the remainder of 2002 and beyond to differ materially from those expressed in, or implied by, these forward-looking statements. Except as required by federal securities laws, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or changed circumstances, or for any other reason after the date hereof.
Please also note that Michael Cullinane, Chief Financial Officer of divine, will be available during the Q&A period.
Now, allow me to turn the call over to divine's Chairman and CEO, Flip Filipowski.

F. Filipowski
Thank you, Susan. Welcome to all of you that have dialed in for this conference call. As all of you know by now, we announced this morning that divine and Viant have signed a definitive merger agreement. The terms of the transaction are something that I want to cover, because there is some set of questions that have arisen as a result of the wording in the press release. So to cover that area first, both Boards of Directors have unanimously approved the transaction and divine will be acquiring all of the outstanding shares of Viant common stock for approximately 200 million shares of divine Class A common stock. The Viant shareholders will therefore be receiving approximately 3.977 shares of divine Class A common stock for each Viant share. In addition, the agreement that we have executed calls for the payment, in the form of return of capital, of approximately $24 million to the shareholders of record on a date to be determined, post the successful shareholder approval of both parties of this transaction. Immediately after, or shortly thereafter, the approval is received from both shareholder groups, both divine shareholders as well as Viant shareholders, there will be a return of capital, favorable tax treatment dividend, that will be provided to the shareholders of record on a date to be determined before the official closure of this transaction. I just wanted to make sure that that was given adequate attention and description up front, because it appears to be where a significant number of the questions have materialized since the issuance of the press release.

At this time, I will go forward with a description of the climate under which this transaction was approached, especially from the divine perspective, and then turn it over to Bob Gett, who will handle it from the Viant perspective.

We have been on record for seeking a presence for deployment of the divine extended enterprise strategy in the Northeast, and have been aggressively pursuing the location of professional services organizations with headquarters or operations in the Boston/New York area. Especially in this 2002 year, we have made it a priority to be able to distribute and deploy the divine solutions set in this very strategic geography. We have placed it ahead of certain other geographies, like the Southeast and the Northwest in the United States, and a great deal of the strategic value has been that this will allow us to more aggressively succeed in developing our business opportunities in the Northeast. We have significant presence in the Boston area for our development activity, but although we do have sales capability in New York and in Boston, we do not have the deployment capability here locally. That has been a stated priority and over the last five months that we have been discussing this opportunity with the folks at Viant, they have emerged as the most credible, compatible extended enterprise deployment force that we could locate out of all of the choices that we had, including organic growth, which was judged to be an inferior approach to the development of the deployment capability here, and certainly a more costly approach.

Secondarily, we found that the verticals that are very important to divine were being very dramatically addressed by the skill sets, the expertise, the reputation, the brand value and the talent associated with Viant, particularly in the area of media and entertainment, financial services and pharmaceuticals. Those are all very critical business sectors and verticals for the divine extended enterprise strategy and, again, represent a strategic fit between Viant and divine.

We also were enhancing our position in Los Angeles and in Southern California, where our delivery is somewhat hampered by critical mass of customers and a critical mass of delivery capability. Together with the Viant operation headquartered out of the Los Angeles area, we will firm up our beachhead in the West and again contribute very valuable vertical expertise to the overall operation that divine has.

One last item that, of course, is very important in today's economic climate is that divine is approximately six months away from its fourth quarter, which we expect and have been indicating, we believe, will be cash flow positive as well as profitable. In this intervening period of time we have found it critical to be able to represent to our customers, who make the decision every day to buy the divine extended enterprise solutions set, that divine is more than adequately capitalized, more than adequately financially able to survive any onslaught of the economy or any of the disappointments that can occur in the skittishness that is associated with the current economic climate.

We have spent a significant amount of time making sure that customers get that message and we have often prevailed on the strength of our balance sheet and have been able to, therefore, meet our corporate objectives. It was critical to us at this time, especially in light of the increased technology pressures and the increased skepticism that all customers now have, especially in the last several months, of all technology companies, to make sure that we represented as strong a face and as confident a face to protect ourselves on the down side of any interpretation of our financial strength and to expose not only our customers, but our employees and most importantly our shareholders, to a more definitive opportunity to experience the upside potential that we have composed out of all of the activity of the last two and a half years that divine has been in existence. In order to accomplish that, and after careful analysis of all of the strategic as well as financial implications, yesterday the Board of divine, as well as everyone associated with this transaction, approved this transaction and we have found ourselves greatly enhancing, in our opinion, divine's position in the extended enterprise space and the ability to perform business confidently with our customers, who should have absolutely no concern of any kind about our ability to meet all of our objectives in the development of our business.

It was all of those arguments in its composite that compelled us to believe that this is a tremendous opportunity, a tremendous and synergistic combination with an organization that has the reputation, talent, skill sets, customer base and balance sheet that would provide us, on a combined basis, with the best opportunity to execute and create the value that we all expect the divine strategy will yield.
At this point, what I would like to do is turn over the call to Bob Gett, who will speak from the Viant point of view.
B. Gett	Thank you, Flip. Hello, everyone. I just briefly will tell you how we got here and then we'll go back and open up questions, because I'm sure you have a lot.

I think, as you know, Viant, over the last six years has created a tremendous brand in the marketplace for delivering digital consulting services, and with our focus on quality, innovation and strategy. As the whole tech market shifted in 2001, we found it necessary to re-focus our company and we re-focused in two ways. One is to start understanding and deploying solutions for what we call "the business collaboration marketplace." What we thought was the next thing that our customers would be looking to get help, in terms of delivering revenue and cost efficiencies. And secondly, we knew we had to face the market with much more of a vertical or industry orientation. We made great progress in deploying those two strategies through the course of 2001. We got great response from the marketplace and from our customers that the business collaboration sector was, in fact, a source of growth for the future. We also, at the same time, made progress in structuring our business and getting it more in line with the realities of the marketplace from a revenue opportunity point of view. In fact, we brought in Bruce Shoger at the end of the year, who's done a great job in helping us get to transforming our core professional services business for going forward.

Of course at the same time, even with all of that progress, we still faced some challenges last year as a result of the downturn in 2001. One challenge is: do we have enough critical mass to be relevant in the marketplace and have customers' confidence in the long-term. And secondly, can we create that critical mass fast enough to continue to serve our customers. The professional services market itself, you are all familiar with the challenges of revenue predictability and visibility that make this business very challenging, even when markets are growing. Thirdly, we obviously were interested in trying to create shareholder value as quickly as possible and increase shareholder value. As we looked at these challenges, while we were transforming our professional services business, we decided that we needed to deal with these issues and we needed to diversify our service offerings for more repeatable revenue opportunity, as well as find a way to create critical mass. Obviously there are a couple of different ways of doing that: one is we can try to do it organically—in fact, we grew our company originally organically. Secondly, we could also go out and look at an M&A strategy, Viant led M&A strategy, to pull these capabilities and revenue opportunities together. It turns out that in talking with a lot of companies over the course of time, and our own research in the marketplace, it turns out that divine really was the only company that we saw that satisfied those criteria that we set out for ourselves and the problems that we were trying to solve.

The reasons, quite simply, why we think this is a tremendous opportunity for our shareholders and for Viant is that the theme, the message and the vision of divine is amazingly similar to the vision that we have of the marketplace. And that the need to be able to offer clients a broad set of services, not just professional services alone, but professional services combined with software, product and services, as well as managed, hosted services, was a very compelling story for clients, who I believe firmly will be buying IT services in the future along those lines.

Obviously divine has a critical mass that we need to have the strength, position and relevance in the marketplace and be on everybody's bidders list as opportunity becomes available. And thirdly, all the product capabilities that we were looking for to serve our clients they already have. And, again, in the divine marketplace, they call it extended enterprise, we call it business collaboration, but it's essentially the same thing. Another important reason is the very large geographically-dispersed sales force that divine has in place, that we have an opportunity to address and help distribute the kinds of things that we do, and that we will now be doing, in line with the other divine service offerings.

I think Flip nicely articulated what we bring to the table in making this a truly synergistic merger opportunity, and I might add that we feel that there's opportunity for us to help the divine management team integrate the capabilities that they have developed here in the last year or two years, as well as help them grow the company organically.

In conclusion, we think this company is unique. Again, we've been looking at a lot of companies across the IT sector. The offering is unique—it's in the extended enterprise market, which is the next growth area. We feel very confident and comfortable that Viant can add some value to this equation by extending their offerings and helping, as I said earlier, with the growth story, and I think the timing is excellent. We've actually had the benefit of seeing the pieces and the components and the work that Viant has done so far, in integrating the acquisitions that they have made, and we think it's a complete story now. So we got the benefit of seeing that and making sure that it made sense for us. Going back, during the course of the last several months we have done extensive due diligence, by our board, and feel very comfortable that we know this company. And we are very comfortable that the plan that Flip and his team have put out on the table for 2002 is very doable and we, quite frankly, think there's a tremendous upside for our shareholders. With that, I guess I'll turn it back to Flip.
F. Filipowski
Thank you, Bob. Yes, I would like to just simply conclude before the Q&A session starts, that together, the employees, the shareholders and the customers of both companies can stand to benefit as we put these businesses together on a solid foundation, as we have, I think, the singular, credible extended enterprise mission in hand. As we articulate and differentiate ourselves from all of the other contestants that will be vying to establish themselves as relevant or dominant players in this space, we have made great strides today in asserting and in guaranteeing, as much as is possible in this day and age, that we will have the opportunity to fulfill the strategy and to fulfill the expectations that we have for creating an extraordinarily valuable enterprise out of the combination.
With that, what I would like to do is turn this over to the folks who will handle the Q&A session. All of us will be available to answer those questions for as long as they materialize.
Coordinator	Our first question is from Brian Long.
B. Long
This is a question for Bob. I was wondering if you could just review the background of the transaction and whether you explored other transactions or other opportunities to create shareholder value? I guess I'm having a hard time reconciling how this is creating more value than just a distribution of a majority of the cash directly to your shareholders, since there is such a significant cash position here.

B. Gett
We had explored a lot of strategic options and we recognize that there is a considerable amount of cash here that we wanted to find a way to create the maximum return for our shareholders. So, yes, we looked at other companies, whether they're in the services space, the software space. As I said earlier in my comments, I didn't see any with the capability and the upside that divine presented. I think that the fact that we've got something around $2.66 of value per share, that that was significantly higher than the pure cash value of this company, that shareholders would a) get an opportunity to get some of the cash back through the $24 million return of capital, and b) have the opportunity to participate in the up side that divine presents.
B. Long	Did you run a formal process, where you sought other offers for the company?
B. Gett	No, we did not. We did our own research, we had advisors, we knew what we wanted to do and we looked for and talked with companies that fit in with that, but we did not put an option out there.
B. Long	Who were the advisors on the transaction?
B. Gett	Our financial advisor was Robertson Stephens.
B. Long	Who advised divine here?
F. Filipowski	Piper Jaffray.
B. Long	Thank you very much.
Coordinator	Our next question is from Ben Pass of RBC Capital.
B. Pass
Hello, how are you? Congratulations. A question for me from divine's perspective: What tests are required from the NNM to be in compliance with the listing? Is the only one that needs to be met the per share value? I see that you guys, according to NASDAQ regs, have the shareholder equity, but what tests are required, that need to be fulfilled, to close?
F. Filipowski	I think that if you're asking what is required in order to maintain NASDAQ listing . . .
B. Pass	I am.
F. Filipowski
There is one test that is solely dependent on being at $1.00 a share or more. All of the other considerations with which one could certainly comply are articulated in the regulations; they include market cap, volume, market makers and others. divine is well above the threshold of any one of the other considerations. Usually those other considerations, I am told, are used in consideration when extensions of NASDAQ listing are requested. And NASDAQ often does issue extensions to NASDAQ listing, especially if they know that a simple reverse split would put the company in full compliance of all of the requirements to maintain NASDAQ listing. As best I understand, that is the way it is, and I certainly could ask Mike Cullinane to chime in if you think there's anything that needs to be added to what I just said.
M. Cullinane	No Flip, you have it right.
B. Pass	I was only asking in response to the merger agreement and just the conditions for close. One other question on the Viant side: What are the total shares outstanding, fully diluted, for Viant?
D. Nesmith	This is Dwayne Nesmith, CFO at Viant, and that number is about 51.5 million.
B. Pass	I appreciate it. Thank you guys, congratulations.

Coordinator	Our next question is from Blair Schultz of K2 Investments.
B. Schultz	Hello, guys. I just have a question regarding the special cash distribution; will the record date be set sometime after today, April 5th?
B. Gett
I think that will not be sufficient to be able to establish the date. What will be required is to go through the SEC detailed work, establish a date for the shareholder vote and then sometime post the shareholder vote, select an appropriate date of record, in which the conditions of all shareholder approvals having been obtained, that distribution can be made.
B. Schultz	Okay, perfect. Thank you.
Coordinator	Our next question is from Jonathan Spira of Essex.
J. Spira
Hello and good afternoon. This is Jonathan Spira. Congratulations on the good news. My question relates to how the merged firm will fit into the competitive landscape, especially given the emphasis in the past 18 months on areas such as Web services and previously-owned knowledge management, both areas where Viant has had a tremendous interest?

F. Filipowski	Yes, I think that's where the synergies and the meeting of the minds initially occurred is that we were, I think, uniquely aligned in what we felt the future was. In both cases, as many other companies are, Viant, as well as divine, were challenged with how to get there. divine, of course, over the last two and a half years, and particularly in the last year with our additional M&A activity, have aimed at defining what that space looks like and filling in the gaps, and making sure that we had a unified, integrated offering for extended enterprise efforts and solutions so that our clients, when they did business with us, could get that suite and the deployment capability that was required. When Bob and I first talked, it was a remarkable meeting of the minds in terms of, that's exactly what Viant knew they had to do in order to get to being relevant in this technology business, as well as to maintain value and to build value.

And the challenge always is, how do you take a company, that in the heyday of the stock market can become public on a limited offering or a focused offering, and live through the transition when the market liquidity disappears, get into a situation where suites and consolidations are the rule and the customers are no longer able to construct their own solution or willing to pay for the unique constructions out of piece parts of their own solution, but want a vendor to provide the single throat to choke, or the single back to pat to get a solution deployed. It is absolutely no secret that the next big growth ring of the IT world will be the deployment of business systems that are primarily used by value chain constituent community members, like customers and suppliers. We both knew that.

We also knew that to get there one had to deal with issues like collaboration, business collaboration, interaction, content, content management, Web services, campaign management and the business analytics to do that on iterative process better and better and better. There's practically a singular hymnbook that we had in terms of the objectives. divine, along the way, has been able to assemble the best of the collaboration business, the best of the interaction business, content, content management. We have organically developed and acquired the Web services required to deploy these things; the campaign management, with our recent announcement of Delano; as well as the business analytics, which is our soft metrics product. We've coupled that with the managed services and the professional services.

Often, we've certainly told everyone that, although we've done a lot of this, we were still missing geographic and vertical penetration capability, especially in the Northeast, which was critical. And there were other things that still are not 100% complete, but one of the most critical priorities was to be able to deploy in the New York, Boston, Philadelphia and Northeastern sector, where a significant amount of the economy exists and is headquartered. When we talked about it we, of course, found that we could go about it independently or we could combine forces and get those synergies, as well as all of the work that has been expended to date, in accumulating exactly that suite of product that we believe will create a company that will be noted as the dominant player in the extended enterprise. If we can get that job accomplished, we have a very significant upside to be realized by the shareholders, customers and employees of these two enterprises. That's why we concluded that it was appropriate to put them together, and that is why we feel the skill sets of both companies are so focused singularly on this extended enterprise technology, as well as the delivery of that technology successfully to our customers.

J. Spira
Given the tremendous synergies, that changes the playing field in terms of whom you compete with, for both companies. Could you comment on that and also could you comment on any branding issues, such as the Viant brand and how that will be maintained or not?
F. Filipowski
I can address some of that and I think Bob will handle part of that. The expectation we have, in this economic climate and in the realities of this investment climate, is that, frankly, we will have far fewer startups than would be traditional vying for this business. However, it will not escape any of the existing players, as it never would have, that they ought to stretch their boundaries out beyond the enterprise and also try to contribute solutions to this extended enterprise space. Every time we've experienced a growth rate, when the personal computing era came to be, that was the growth ring of the late 70's, all of the existing players, like IBM, tried to stretch into it. Often they even were, like IBM, capable of defining the Wintel platform as part of that effort. They introduced OS2 as the operating system that they felt, stretching into that environment, would ultimately prevail. And yet one of the focused players in the space, Microsoft, emerged as the ultimate winner, of being the largest value creator in that segment.

I won't go through all of the growth rings, but you all might remember the most recent growth ring, which was the last "inside the enterprise" growth ring, which we all refer to as sales force automation and customer resource management. That growth ring was, of course, also vied by all of the existing players. The SAP folks tried to stretch into it, IBM tried to stretch into it and yet, out of the thousands and thousands of start ups, Siebel emerged as the dominant focus player in the sales force automation and CRM space.

We now have this brand new opportunity unfolding, built on the foundation of the Internet that has been created and invested in, and many of the other technologies that are now part of the foundation. This new growth ring of the extended enterprise may be larger than any other that we've ever experienced. And we believe not only will the IBM's, SAP's, Oracles and everyone else try to stretch into it, but there will be a significant number of divine-like companies that will vie for relevance as the focus player. I might add that I'm expecting folks like Kana or Loudcloud or eGang to all show significant interest, as they have, in this space. Understand that they will have to materially modify and expand their business in order to provide a complete solution, and we expect to meet them in the battlefield and win. We also expect them to put up a valiant battle. And we will be challenged by not only their efforts, but by the existing large-scale players who will go into this space.

We also acknowledge quite completely that this is not going to be easy, this is not an automatic. That it will take every ounce of energy, blood, sweat and tears that we can put into it, and if we're all fortunate as well as good at executing, we may emerge as known as the divine that conquered and became the dominant player in the extended enterprise. That's our objective. It may lofty as an objective, but those are the things that make life worth living for, objectives of that caliber. Those are what motivate customers to do business with you, those are what motivate your employees to be passionate and that's what we're trying to accomplish.
In terms of the brand, every time we acquire a company, brand is an issue. And I will just let Bob handle that piece.

B. Gett
Thank you very much. Obviously it's both emotional to lose the brand, as well as just the sheer value of it and what happens to that value. We spent a lot to create a great brand. I think we'll certainly get the benefit of that value in the next few months, or maybe a few years. There is a significant part of the divine story that incorporates what was formerly Viant, and I think that will carry some weight into the future. Obviously it will dissipate eventually, but that's just one of those things that had to happen.

I'd also like to make a comment to finish the question on the competitive landscape, from the standpoint of a professional services company. How we have competed in the past and how we now can compete in the future. I think that, right now, the pure-play professional services firm is going to be challenged, I don't care who you are, going into the future. The market is very difficult. There's still over-supply and there's a lot of pricing pressure, but I am very excited about going to the marketplace now, to the customers or prospects that we will be going if we hadn't done this and now say, "Hey, not only can we architect and design and build highly effective solutions, we have all of the piece parts and the components underneath it to make it very quick and cost effective, as well as be able to handle the entire application, support, management and hosting of these applications."

I think that, as a former CIO, I have always felt that, with the right technology, the right infrastructure and the right standards, that outsourcing and services, providing software by services, ultimately would be the way CIO's and others buy IT services. So I think we have an edge now that we can offer this complete suite of services that divine has. Then you look at, "Well, what other competitors can do that?" Really nobody can do that, maybe with the exception of IBM. And in the case of IBM, who can tell the focused extended enterprise story better than we can. So I think it's the best of all worlds, from a competitive standpoint.
J. Spira	Thank you very much and, again, congratulations.
B. Gett	Thank you.
Coordinator	Our next question is from Dan Weiskoff of NH Capital.
D. Weiskoff
Hello, gentlemen. I appreciate all of the long-winded responses. My question is, you're determined to make a $24 million dividend. Why is it $24 million? Why isn't it $20 million, more likely why isn't it $50 million or $75 million? And then, what is the balance sheet going to look like going forward? I know you've got a lot of debt at divine, but you also have about equal amount in the form of cash. I'm just trying to get a sense of what the balance sheet will look like going forward. And how does the business look going forward, regarding cash flow or earnings. Do you need all of that cash to sustain your business?
F. Filipowski
No, we don't feel that we need the cash to sustain our business. The cash on our balance sheet, at this point, is something we desired to have in this quantity. And it was sort of an attempt to get to an optimal level, simply because it is the difference between customers doing business with you and not. They need to see copious amounts of cash on your balance sheet in order to feel comfortable in this day and age, as they do with all technology companies that they are skeptical with. And that's universal; it doesn't matter how big or what size you are, you just have to prove that you will be around, and this is the way that we prove that we will definitely get to our objective. Yes, we could have used some other numbers, but we used our best business judgment to arrive at this being an optimal amount.

You mentioned that divine has lots of debt. Well, we frankly don't have any debt, other than we have a long-term obligation for some real estate and we have some long-term obligation, in about four or five years, for the purchase of maybe the marchFirst asset that was announced a year ago in April. But we really don't have debt, in the sense that we don't have bank debt or anything else that's burdening our balance sheet at this time. We believe that the combined balance sheets represent more than adequate cash reserves to operate the business, but more importantly, they represent the definitive statement to our customers that we are absolutely guaranteed to be in business as we achieve our profitability and cash flow positive status toward the end of the year.
D. Weiskoff	Excuse me, I guess I was wrong on the debt side, but then why is it $24 million that you are talking about issuing in the form of a dividend. And how much cash are we looking at on the balance sheet?
B. Gett	We selected that after deliberation between the two parties and felt that, in our best judgment, that was the appropriate amount.
D. Weiskoff	Can you help me with the thought process?
B. Gett
Those are discussions that, obviously, are limited to our boardrooms and they are arrived at trying to come up with reasonable business decisions in light of certain realities. Now, some of the realities of course are that you want to maintain a certain tax treatment on the distribution; you want to achieve a certain tax treatment on the combination and merger. There are limitations to the amount of cash that can be distributed as part of this kind of a transaction. There are certainly objectives that we have from a business standpoint that said we'd like to have X amount of capital on our combined balance sheets; that we felt that was the safety net that would allow us to complete all of the customer business interactions that we wanted to do in the next six months to a year, so we took that on a very complicated basis, debated it vigorously and derived this as the best for all parties concerned.
D. Weiskoff
I apologize for being wrong regarding how much debt is on the balance sheet at divine, but how much cash will be on the balance sheet on the combined entity approximately? Is it $200 million, is it $150 million, is it $300 million? Obviously, I haven't done enough due diligence.
B. Gett
If you took the balance sheets of the companies that have been just filed with the 10-K, you would find that on the balance sheet, I believe, at this time is $140 million on the balance sheet. But I would use about $116 million right now. And the divine, most recent published, was about $80 million, so if you put those together you get close to that $200 million.
D. Weiskoff	Lastly, were the managements incentivized or motivated in some form by a merger? Were there options if it closes, or something like that?
B. Gett	We have allocated 6 million options to be distributed across the broad base of Viant employees, with no specific, what I would say, intent for it to be purely a management incentive.
D. Weiskoff	At what price?
B. Gett	At whatever they're issued at.
D. Weiskoff	Thank you.

M. Cullinane
Flip, it's Mike. I just want to clarify on the debt, so nobody has the wrong impression, we filed the 10K on April 1st and the debt section lists $76 million as of December 31, that would be due in '02. $17 million of that was a line of credit that had been subsequently paid off. About $30 million of it was operating leases that are ongoing monthly. So we do have notes payable, with respect to the RoweCom transaction. We do have about $5 million on an acquisition of the German consulting company, that's payable in either stock or cash, and some miscellaneous other amounts. But, no, you're largely correct. There's no large bank debt staring us in the face as of March 31, but I just wanted to get the numbers out.
I also wanted to point out that the numbers of the $116 million and $80 million you need to reduce at the time of the deal. The $24 million would be deducted from that.
D. Weiskoff	Thank you.
Coordinator	Our next question is from Larry Greenmeyer of Information Week Magazine.
L. Greenmeyer
Hello, just a couple of questions. The first one: I'm wondering what role Bob Gett is going to play with divine. And the other one is: Does divine plan to migrate Viant's existing customers to divine's content and knowledge management products?
F. Filipowski
One of the certain objectives that we always have is to be able to cross-sell, and we do certainly believe that the Viant customer base, as well as the divine customer base, will be combined and cross-sold to, with all of the products and services that we have. I think we've identified that we do business with about 20,000 customers. That base, combined with the Viant customer base, does provide us with a very rich and fertile territory for doing that.

I think the other part of the question, Bob's role, we are all expecting Bob to have a very significant role going forward. Number one, he is joining our Board and he will be responsible for the development of the vertical applications that apply to the various verticals out of our product line. We expect to have a long-standing relationship with Bob.
L. Greenmeyer	Will he have a formal title? Has it been determined yet?
F. Filipowski	Yes, we will be announcing a title by the time that we put the companies together and announce the closure, but we will not do that before.
L. Greenmeyer	Thank you.
Coordinator	Our next question is from Steven Lockton of Greenwich Security.
S. Lockton
A couple of questions. You're getting a lot of congratulations here and yet your stock is at a new low. At what point could we look forward to your stopping doing all of these acquisitions and issuing all of this stock, and having some demonstration that you can manage the companies that you have acquired? Secondarily, can you tell us what your year-end cash position might look like? Thank you.

F. Filipowski
We believe that we will have met our objectives through the 2002 year, which includes the objective of profitability in the fourth quarter. We have stated that on a number of occasions, that that is what we are aiming for, and we believe that we will achieve those objectives. We have a difficult and uncertain economic climate to deal with. We think we've taken that into account and we believe that we are on the appropriate course that will get us to the objective. We believe that at the end of the year it's quite likely that we will have well north. I should really turn this over to Mike, because he may have the numbers, or he may choose not to disclose it. Mike, do you want to comment about the cash position at the end of the year?
M. Cullinane	Yes, I think that I'll give a range, but that range would be somewhere between $120 million to $140 million.
S. Lockton
I would like to make just one little observation. In your last conference call, you mentioned that you were going to lose a little money in the first quarter, lose a little money in the second, be cash flow positive in the third, be profitable in the fourth and that the stock, in the next 18 to 24 months, you thought, could sell into the teens. It's very difficult here for a stockholder to watch you give away your stock at $0.04 on the dollar if, in fact, you have this kind of promise. Why are you trading your stock like this when you think it's going to be considerably higher?
F. Filipowski	Because we believe that's the way to build the value.
S. Lockton	Well, it's certainly a way to issue a lot of stock and take on a lot of dilution. It's obviously not working or your stock wouldn't be selling at $0.40.
F. Filipowski
You have every right to say that, I can't debate that with you. I can only say that, perhaps at the conclusion of this year or in some future time frame, it will be evident that it was the right thing to do and perhaps it will be evident that it wasn't the right thing to do, but we're certainly trying very hard to create value. I think all of us are very significant shareholders in the very same company that all of the shareholders are investors in. I continue to acquire significant amounts of stock in the company. I believe very fervently that my money is on the line and I believe that all of us, as a team believe this is the way we're going to accomplish our goal of building some significant value.
S. Lockton
I appreciate your candor. We're all rooting for you, because most everybody that's on this call has got stock at a higher price. There's nothing that we want to see more than for you to succeed, so I wish you the best.
F. Filipowski	Thank you sir.
Coordinator	Our next question is from Mark Orr of Glazier Capital.
P. Glazier
This is Paul Glazier at Glazier Capital for Mark. Just a question about what exactly we're going to get paid. It appears that the 3.977 is a fixed ratio and will produce an aggregate distribution of about 200 million shares. Yet the $24 million is fixed, and in a per share value that we will receive as Viant shareholders, is not fixed but is dependent on the shares outstanding. Is that correct?
F. Filipowski	That is correct.
P. Glazier	You said earlier that shares outstanding fully diluted are 51.5 million shares; that works out to about $0.466 per share on the cash distribution, is that correct?

D. Nesmith
No, that number is probably a little low, because that fully dilutive number includes non-exercisable options, and there's no way that those options would be outstanding at the time of that. So that number is probably closer to $0.48—it could go slightly below that, but it's probably going to be very close to $0.48.
P. Glazier
Is there any chance that Viant doesn't pay the dividend? The press release does use very strange language when it says that the agreement contemplates the payment of the cash dividend. You seem to be clear that that is part of a Definitive Merger Agreement and we will get that money. I just want to make sure about that.
D. Nesmith	That is correct. Once we receive all approvals for this merger to go forward, that distribution will be made and it will be made in the form of a return of capital.
P. Glazier	That will go to the shareholders of record and the record date will be sometime after the vote date?
D. Nesmith	Correct.
P. Glazier	Correct, so any shareholder who owns it at the time of the vote will be able to get that dividend, is that correct?
D. Nesmith	That is correct.
P. Glazier	How much time do you think that would be, and how long do you think it will take before you reach that?
B. Gett	It is gated by the two dates of the closure of the transaction and the vote date, so I think that's a relatively short window.
P. Glazier	I'm sorry, I may have missed it earlier. You said two dates of the closure?
B. Gett	It's gated by two dates: the date of the closure of this transaction and the date of the vote. And I believe the time frame between the two is a relatively short period of time of only a few days.
P. Glazier	Did you say earlier when you had hoped to close the transaction?
B. Gett	We think that it could be accomplished as early as the end of June. It would depend on the iterative process with the SEC.
P. Glazier	Any other hurdles or regulatory hurdles or other operating hurdles that need to be met, besides getting through the SEC?
F. Filipowski	Yes, I believe that there will be reviews of this by various regulatory agencies.
P. Glazier	Can you tell me who they are?
F. Filipowski	Regulatory, besides the SEC?
P. Glazier	Yes.
F. Filipowski	Hart-Scott-Rodino; the SEC; that's it.
P. Glazier	Okay.
F. Filipowski	I suppose there could be a Department of Justice review that we couldn't speculate on, in terms of whatever monopoly they think is possible, but not plausible.
P. Glazier	You'd like to be thought of that way?
F. Filipowski	If you could spread the rumor I'd appreciate it.

P. Glazier	Thank you for your help.
Coordinator	Our next question is from Don Belter, a private investor.
D. Belter	Hello and congratulations on a good deal. Viant has a very recognized style and culture. How is that going to merge in with the existing divine professional services culture?
B. Gett
That's probably a two-way question, but I'll take the first shot at it. That's a great observation. Obviously, when you start getting serious about looking at a merger partner, that's the first question that pops into our mind. One of the benefits of having a fairly lengthy process here with divine, from a due diligence point of view, is it allowed us to spend time to get to know them and spend time trying to superimpose our culture, our values, into the divine world. Again, there was an amazing amount of similarity.

I don't want to say it's identical, because every company is different. But when you look at the passion, the innovation, the set of values, the entrepreneurial spirit, it was an amazing amount of the same feelings as we met people, not just Flip, but people inside the organization. We think to make the merger successful we have to literally merge the companies and so, while there may be some differences from a style point of view, we're going to have to learn how to be one company and as quickly as possible.
That is a great question, and I'm feeling more comfortable about this than I have with other companies that I have looked at.
D. Belter	A follow up question: Are there any specific verticals that divine will be able to go after now because of this merger?
F. Filipowski
We think the most obvious one is the media and entertainment specialty that certainly Viant exploited very well. However, just the very existence of Viant in the New York and Boston area, and the fact that we were absent in the ability to deliver solutions in those two areas, implies a very substantial ability for us, I think, in a combined way, to exploit the financial services community, which is certainly headquartered in those two communities. And 1/3 of one that we've noted is the pharmaceutical specialty, with some very significant customers that range from Merck to Johnson & Johnson, that are part of the Viant customer base.
D. Belter	Thank you. Again, congratulations on a very attractive deal.
Coordinator	Our next question is from Naupon DelKenia of Indis Partners.
N. DelKenia	Hello and good afternoon.
B. Gett	Good afternoon.
N. DelKenia
I'm just going through some numbers here and—correct me if I'm wrong. I'm assuming 50 million shares of Viant outstanding. As of your Viant press release, you had $2.35 in cash as of March 31, and you had $23.1 million in lease obligations. If I assume that you're going to spend $8 million in the lease buy out—1/3—that's a little more than what you paid for that lease buyout—that translates to about $0.16 a share. So you have net cash of $2.19 million, $2.19 a share, with no lease obligations.

Now the deal is as follows: you've got about four shares of divine, which is about $1.80, and cash of $0.48, which works out to about $2.28. So you have cash of $2.19 a share and your deal is $2.28, let's say $2.30. So the business value that divine is putting on Viant is a grand total of $0.01 a share, which works out to about $500,000. So all the reputation and the talent base and the customer base and the quality and the vision and the brand that we're talking about is worth, basically, only $500,000 to divine. So how do you justify that, gentlemen?
F. Filipowski
I think that one can use a spreadsheet to come up with various scenarios, most of them wrong, and the fact is that I don't think that takes into account all of the things that are valued in this. I think that there are certain interpretations of value that include interpreting how undervalued or overvalued a receiving security has. It's the expectations of what the future can yield. It includes such things as the cost that it would have taken to sever all employees. There are many other factors that I think are missing from the equation that don't yield, necessarily, a pure $500,000 value for the business. Strategically the business is certainly valued far more than that for divine, and yet we both had to have the objective of creating a transaction that had fairness written all over it. It had to be fair for both parties. We recognize that our shareholder value is undervalued and that has to be part of the equation.
N. DelKenia
Okay, so if the board of Viant did an analysis where they said, "Okay, guys, if we liquidate the company and let the shareholders decide if they want to buy divine stock with the cash distribution we make, or they want to buy Microsoft, who cares?" Now in that analysis, what was the liquidation value that the shareholders would have received, after all of the severance pay was made? The board did that kind of analysis before deciding on the deal.
D. Nesmith
We have done that analysis. We've also done an analysis of what the cash burn would be between now and a point at which we think we could reach cash flow positive on an organic basis by ourselves. In terms of a liquidation value, that number is somewhere around $1.80 to $1.85 per share, and we think that it was likely that it would take us $20 million to $25 million in additional cash burn, before we would reach a cash flow positive position by ourselves.

N. Delkenia	You mean to liquidate the company it would have taken—and I'm not taking into account a lease obligation—you would have taken $25 million to liquidate the company. So the severance cost of getting rid of all of the employees would have been $25 million?
D. Nesmith	No, that's not what I said. I don't think your estimates on the lease obligation are correct, and again the liquidation analysis was $1.80 to $1.85 per share.
B. Gett
There are two different analyses, I think, that you were given. One was liquidation analysis, and one was, what would be the consumption of capital in order to reach profitability on a stand-alone basis in organic growth.
N. Delkenia
Yes, stand-alone organic growth is one analysis. The other one is: as we talked about last quarter, I was on the conference call and we talked about the cash burn rate. At that time, if we had taken a decision at that time, today I think the shareholders would have received $2.25 a share, the Viant shareholders. Now they are getting $2.25 today also, but most of it is in divine stock. So that's number one. Did you do an analysis, not stand-alone organic growth, Bob, but just liquidate the company. Just let everybody go, pay off all of the liabilities that are absolutely necessary, and give the cash to the shareholders?
B. Gett
Yes, we looked at every option. That's what we have to do, that's what our Board has to do. I don't think we came up with the same numbers as Dwayne's pointing out that you came up with, but we definitely looked at every option.
N. Delkenia	And what was that number, if you had liquidated the company?
D. Nesmith
That's the number I've been giving you, that's $1.80 to $1.85 per share. There are some differences in the obligations of cash that Viant has, that you have left out of your analysis. I'm happy to talk to you off line, so that we can go through that in more detail, if you would like.
N. Delkenia
No, I heard that one the last time Bob and I never had the decency to be returned a call. In fact, I was interested in doing something with Viant as well and I was looking at an offshore transition model for Viant, offshore transition/IDS, and I talked to Connie about it. I don't know what it was, my accent or something, that I never received a call back from you folks. What is the breakup fee for this deal by the way?
B. Gett	That's $2 million bidirectional.
N. Delkenia	And what is the cash compensation to the Viant management for this deal?
B. Gett	Zero.
N. Delkenia	So Robertson Stephens, they did a market check and they found that this is the best deal for Viant?
B. Gett	Yes, that's correct.
N. Delkenia	Okay, so it's bidirectional, so Viant breaks up the deal, or if another bidder comes to buy Viant, Viant has to pay divine $2 million, and it's off the hook, is that right?
B. Gett
Unless it gets sued for doing something in between, you can't walk away from a transaction like this arbitrarily and simply give up your breakup fee. In other words, if we change our mind tomorrow and said, "Hey, sorry. We're not going ahead," part of our obligation would be limited to $2 million.

N. Delkenia
No, in the definite merger agreement, let's say another party comes in and says, "We want to buy Viant and this is a better deal," or at least perceived by the Board, which I hope is independent, that it's a better deal than what divine is offering, then how much money does Viant have to pay to divine, so that another suitor can take over Viant? That's $2 million, am I right?
B. Gett	I think that the analysis that I'm hearing is $2.7 million.
N. Delkenia	Thank you very much.
Coordinator	Our next question is from Steve Simmons of Simmons Capital.
S. Simmons	Hello, Flip?
F. Filipowski	Yes?
S. Simmons	I appreciate what you're trying to do. In the end, I guess when this deal hopefully closes in June, how much cash will it yield divine, round numbers?
F. Filipowski
It depends on if you're looking for the raw cash number at that moment and instant in time, or whether you would like to have some detailed analysis of all of the places where we might consume cash in the process.
S. Simmons	Yes, after you've consumed all of the cash that would be needed to get to that point.
F. Filipowski	I think on a very conservative basis we're somewhere in the $80 million range.
S. Simmons
That's what I figured. I mean this respectfully to everybody on the call, but the market seems to be viewing this as a 200 million secondary offering at about $0.40 a share. Can you address that concern please, sir?
F. Filipowski
I think the market views whatever it wishes to view these transactions. That's one of the things and realities we all have to live with is that, the market, at any given time, has its own perspectives.
S. Simmons
So that would be $80 million divided by 200 million shares, which is $0.40. You said on your last call that it would be very unlikely you would have to do a reverse stock split. Do you still feel that way?
F. Filipowski	I do not.
S. Simmons	Do you think it will be necessary?
F. Filipowski	I do.
S. Simmons	What time frame might that happen?
F. Filipowski	Before the closure of this transaction.
S. Simmons	Can you give me an idea of three-for-one, four-for-one?
F. Filipowski	I wouldn't want to comment on that—I don't know. You're asking for my opinion and I'm providing you with that.
S. Simmons	Yes, sir. Thank you, Flip.
Coordinator	Our next question is from Eric Appel of Star Capital.

E. Appel
Actually, I was going to ask about the reverse. Just a question, I understand what the previous caller was trying to say—why not distribute it $1.85 of cash and let us decide if we want to buy divine stock or not. But I guess, as the other caller just indicated, from his point of view as a divine shareholder, he doesn't like the deal either. Is everyone certain that they've thought about this and this is the right thing to do for both companies? It seems like both shareholders don't really get to the value that either Flip or Robert seem to see. We're all missing something, in other words.
F. Filipowski
I think that all of these transactions will generate opinions on both sides. I think that from the conference call so far, from the voice mails and the e-mails that I've received so far, there's certainly far more congratulations and folks commenting that they like the deal than the opposite. Now, of course, those who don't like the deal may have a unique perspective, from a Viant perspective or from a divine perspective. Frankly, I take some solace that both parties, on occasion, don't like it. It seems like a fair transaction then.
E. Appel
Let me ask you—because I'm a Viant shareholder, not a divine shareholder—was the Viant management team aware of the need to do a reverse, or that you were going to do a reverse stock split prior to closing this deal?
F. Filipowski	Frankly, it's they who have insisted on it.
E. Appel	Prior to the deal.
B. Gett	Right. We wanted to deliver to our shareholders at the time of closing a compliant security, not just listed at that moment, but a compliant security, and divine agreed.
E. Appel	Obviously, this conference call is the first time any of the divine shareholders have really heard of this reverse split, is that correct? Has this been announced already from the divine side?
F. Filipowski	It is part of the filings.
E. Appel	So it is part of the filings that were done April 5th, today?
F. Filipowski	No, it's with the definitive merger agreement.
E. Appel	Okay, which is not available to us, the shareholders yet, is that right? So five minutes ago was the first time anybody heard about a reverse stock split for divine?
F. Filipowski	I don't know if that's the first time anybody did, I think that it's certainly been ...
E. Appel	The first time it was made official as opposed to ...
F. Filipowski	I think that's correct; this may be the first time that you're hearing it.
E. Appel	Okay, so maybe the $1.65 or $1.70 in divine shares for Viant shareholders may not actually hold; it depends on what the market reaction to your just-announced reverse split is.
F. Filipowski	That's correct.
E. Appel	Is that why the cash distribution is there, as sort of a safety net if the divine shares continue to fall?

F. Filipowski
No, I think that the distribution there was simply, on our part, both collectively, a business judgment call on whether or not that additional capital was appropriate to retain in the combined companies, or if it was something that could be distributed to the shareholders. And we felt that we had reached the optimal level of cash and anything more than that would be appropriate to return.
E. Appel
Now, are there collars on this deal, since the divine shareholders may or may not dump their stock after hearing about a reverse? Are there collars and walk-always—is there a price at which divine falls if this deal is called off?
F. Filipowski	It is not.
E. Appel	So there's no collar. So if this stock goes to $0.25, the 3.97 is not increased?
F. Filipowski	That is correct.
E. Appel	Is that a wise thing to do, given that you have all of the cash?
F. Filipowski	It's the only way, in order to avoid significant arbitrage activity that destroys shareholder value.
E. Appel	I guess we're rolling the dice. I appreciate it. Thank you.
Coordinator	Your next question is from John Rolf of Argon Capital.
J. Rolf
Hello guys. Just FYI, on my system here, the 8K has been filed, so I think the reverse split news is probably out there, filed, and in the market. Anyway, I guess the question was, what I'm trying to do is to figure out what we're giving versus what we're getting. And what I know is that we're giving 200 million shares out. In terms of what we're getting, Flip, I know in the past you've indicated that we're currently at $700 million to $725 million revenue run rate. Can you give us any sense, if you look out a year, what does this acquisition do for you in terms of ramping up that run rate?
F. Filipowski
We certainly believe that it has the ability and potential for being very significant in this, not only geographic area, but also in the verticals that are brought to the table. Those would be predictions that I would say are generally accepted and internal to the company. But they are certainly not something that we would publish at this time, simply because we had to evaluate such things as the organic development of businesses in these geographies and organic development and the costs of doing that in these verticals. And the cost of doing that in this climate and in this market, in which new customer acquisitions are extraordinarily expensive in comparison to the acquisition of customers.

Obviously there is one assessment you heard on the telephone today that, in one person's opinion, we paid $500,000 for all of the capability in New England, as well as New York and Los Angeles, and in the verticals. One can use those spreadsheets in miraculous ways to figure out who got the good deal. The truth of the matter is that, frankly, this is assessed on the basis that we needed to be in this geography. Many of the product sales and all of the other leveregeable items and the cross-selling capability were dependent upon us having a distribution capability here and the deployment capability. We believe that it will add significantly to the growth rates that may be accelerated by a return of a reasonable economy, or may be the thing that absolutely allows us to grow in a terrible economy.

J. Rolf
Okay, I guess one follow up, just a detail on the merger agreement. You have some minimum cash levels listed here for both companies. I believe it's $98 million for Viant and $52 million for divine. It's worded a little strangely where there's a certain cash level that has to be met if the deal closes before June 30th and then another provision if the deal closes on or before August 5th. But, the actual cash level's the same in both cases. Is that correct, or was there supposed to be a different cash threshold if it closed after June 30th, but before August 5th?
F. Filipowski
No. I think it was really originally intended to take into accommodation the fact that there were realities of business in both cases, but they turn out to be the same number. And, we all knew that those thresholds were reasonable and able to be met by both parties. We were trying to prevent some extraordinary event from impacting us in those two particular months.
J. Rolf
Okay. I'm sorry, but so why wouldn't, and this may be a meaningless question. But, why wouldn't you have just said if the deal closes by August 5th, it has to be at $98 million as opposed to breaking it into two separate time periods?
F. Filipowski
I'm going to guess here, and that's very dangerous, but I'm assuming that whoever drafted the documents thought that maybe those numbers might be different at one time, and when they filled in the blank, they turned out to be the same number.

Just like I am at a complete loss why lawyers felt that the word "Contemplate" had to be put into the press release as opposed to "We're definitely paying somebody $24 million after the shareholder vote." There are folks today in legal and accounting professions that make certain kinds of decisions that I'm just not skilled enough to comment on.
J. Rolf	Okay, fair enough. Thank you.
Coordinator	Our next question is from Dave Morris, private investor.
D. Morris
Hi, Bob and Dwayne. How are you doing? I'm just puzzled by this whole thing. You said Bob that one of the benefits to Viant is achieving critical mass. Yet, if that's so important to you, you've laid off three-quarters of the company at Viant since December 7th of 2000. And, there's been study after study after study that's shown that companies that commit layoffs, certainly of that magnitude, less than 30% of them are better off in terms of their stock price a year later. And certainly, that was true at Viant as well. It just seems like this whole thing is kind of a last gasp to undo the significant damage that's been done to Viant by the leadership team over the last year and a half because of the layoffs.
B. Gett
Great to hear from you, David. Obviously, I think that's not an accurate depiction of what's going on, what I mean by critical mass. Critical mass also is not just size of the company but it's size of the customer base. You cannot attract a customer base fast enough organically. The customer base at divine is significant. And, that was part of what I said by critical mass. So, it's not the people. It's also the customers.
F. Filipowski
Yes, I'd like to interject in the commentary here for just the briefest of moments. And, that is I think that it would take someone to be totally oblivious to reality to be able to conclude that in this marketplace professional services across the board, in every instance, haven't been hit with a tremendous discrepancy between supply and demand once the economy turned. And, it is the adjustment to that reality that is required. And often, that requirement means that you have to layoff people because to consume the cash at even a faster rate sounds like the antithesis of business wisdom.

D. Morris
Just to comment on that, I think there were other options that could have been explored such as deferred compensation for the employees rather than laying them off. If you were going to need more people again later, I think there were other things that could have been done.
F. Filipowski	Those are all choices that management has to struggle with and occasionally those lead to very, very difficult human consequences, but that's what people get paid to do.
D. Morris	Okay.
B. Gett	Thanks, David.
Coordinator	Mark Celi, your line is open, private investor.
M. Celi
Yes. Thanks, everyone. Most of my questions have been answered. Just one point I've been kind of beating the drum on. And, maybe do we anticipate buying some of the shares back with this cash that we have?
F. Filipowski	We think that certainly at appropriate moments in time, those are strategies that have to be considered.
M. Celi
Because if I'm reading this right, there shouldn't, like Mike said, year-end, there should be at least $120 million available. I think he was conservative with that number. If we're taking $80 on the short side from this deal, plus what you're projecting, is I think going to be at least at $75 million in the fourth quarter this year prior to the deal.
F. Filipowski	Yes.
M. Celi	I'm looking for a more accurate time frame. That's all. Then, I will kind of stay silent. When we may step up and take back some of the slope that's out there.
F. Filipowski
Yes, I think that it is certainly very reasonable to assume that if we feel that we have an excess amount of capital and that the characteristics of the marketplace, the customer base and our own balance sheet are such that it warrants to make that decision, I can assure you that we debate that on a regular basis. And when that event is clear to us that it's the right course of action to take, and we're not jeopardizing the future of the company, we will be very aggressive in doing that.
M. Celi	Jeopardizing, meaning, you believe that the clients want to see in excess of $100 million, I imagine, right, to feel safe doing business with you.
F. Filipowski
Yes. I think that's part of it. I think there's also the uncertainty of given economic climates. I certainly think that if I had to confront another September 11th, I'd like to do it with more cash than less cash. And, if I had to weather the storm of another six months worth of economic disruption as a result, it would be best to do that with cash than without cash. So, it's a multi-variable equation that has a lot of parameters that have to be evaluated. And, I think that when we all sense that there's some stability and some updrift to the economy, that those would be easier decisions to make than they are in which, in times where there's a great degree of uncertainty.
M. Celi	Yes, definitely. It seems like the controls, though, the cost controls are working well. That's why I'm trying to pin you for a little time.
F. Filipowski	Yes. We take nothing more seriously than making this integration work and having the cost eliminated from the equation.

M. Celi	You're just being ultra conservative not really knowing exactly where this cash position will be, say nine months from now.
F. Filipowski	We think we've done as good a job as we can under the circumstances to predict it, but yes, you're right. There are very many uncertain elements and events that we have to contend with.
M. Celi
Okay. So, last thing, in the fourth quarter, barring everything going well, we should be able to even then increase to roughly $130-140 million. There should be a good chance we'll have more than $140 million at the end of the year is what I'm saying.
F. Filipowski
Well, I think that we have scenarios under which we would be building cash in the third quarter and adding to it in the fourth quarter. Some of it from organic efforts and some of it because of the natural business cycles, especially those that are, and we've identified them many a time before, those attributable to our content business, which happens to have a cyclical cash requirement. So, all of those things, certainly, could materialize in upside surprises.
M. Celi	Then lastly.
M. Cullinane
I think the number that I had given you, I wouldn't characterize it as ultra conservative. I think it's conservative. I wouldn't start predicting high on the upside because we do have a content financing requirement in the fourth quarter and that has been factored in.
M. Celi
Okay. I didn't really mean ultra conservative, but I was just doing my math, and we should be, if we take $80 from the deal and then roughly, I know we thought we'd draw down to about $45 solo in the second quarter. There's $125 right there. And then, the replenishment. I think we're pretty confident it's going to be there.
F. Filipowski	Yes, I think your analysis is right on target.
M. Celi	To some degree. And then lastly, Flip, we're getting a little run in the stock now. Lastly though.
F. Filipowski	High turns.
M. Celi	You were pretty positive about the backlog of orders on the last conference call.
F. Filipowski
Yes, I have to tell you that my own personal opinion and assessment is that I am very encouraged by the prospect of business. I feel the economy has firmed up. And, there are signs, especially from our sales effort that lead me to believe that we will have at least an experience of flat quarters on our professional services business, and that does not include, of course, the addition of something like the revenue from Viant. I'm just talking about the organic flat.
M. Celi	Right.
F. Filipowski
I actually have expectations for the first time in a long time that we will meet or exceed our professional services revenue that we did in the first quarter. That's my own personal opinion. That has been the most troublesome part of our business because it is the most oversupplied part of the economy right now.
In terms of the software services and the managed services, we see good growth and prospects for it in line with our expectations and in some cases, a little bit above.
M. Celi	No, that's great. I used the wrong word. You used pipeline on that last time. So, I just wanted to make sure you were still comfortable with all of that.

F. Filipowski
Yes, we are. And, I think that taking an action like the one we took today in, together with Viant, gives me even additional confidence that we won't lose a critical deal here or there where the only decision on the part of the customer might have been on the basis of concern about our long-term viability. And, those are things that you can win the business hand down. You can have the best technology on the planet. You can have some competitor doing their job of trying to call into question one's ability to perform. Customers can get very concerned in this kind of climate, and we've erased a lot of that effort and concern with this. And therefore, I have, perhaps today, an incremental higher degree of confidence in our ability to meet our numbers than I did a day ago, which was still high.
M. Celi	That's good. I'll obviously, I won't drag this on, hopefully, there's going to be some good cross-selling opportunities with these new clients. So, hopefully that too will be an upside surprise.
F. Filipowski	Thank you. We all hope so.
M. Celi
I thank you. And Mike, if you get a chance to call me off-line, I'd appreciate that. I did leave a message with your assistant today, but I know it was a bad day. I just wanted to ask you a couple other things.
M. Cullinane	All right, will do.
M. Celi	Thank you very much. You guys have a great day.
F. Filipowski	You're welcome. Take care. Have a good weekend.
Coordinator	Our next question is from Claude Turner of UBS Paine Webber.
C. Turner
Most of my questions have been answered. And, in light of this week, it's been a tough week on the software stocks, obviously, the checkpoints, the PeopleSofts of the world have been pre-announcing, and that could be a little attributable to why divine is not acting the best we've seen it connect.

But, I really don't have any questions, but a lot of us are on this call, Flip, because we used to own a stock called PLATINUM, and it was $10 stock one night, and then we woke up the next day, and it was a $27 stock. So, I could refer to those people who might not be too happy about the deal to just try and realize that Flip and his management team have done this before. And, just give them an opportunity, and hopefully, it'll work out the same way that PLATINUM did a couple years back. Thank you.

F. Filipowski	Thank you so much. And, I would like to clarify that I am not related to that gentleman in any way, other than I do appreciate the comment immensely.
C. Turner	Okay.
Coordinator	Our next question is from Nick Burgiskick of Business Systems Online.
N. Burgiskick	You mentioned the Southeast and the Northwest as areas that you might want to get more of a presence. Are we going to expect something in those areas then in the future as far as acquisitions go?
F. Filipowski
It depends on the word's definition of future. I think we do ultimately have to have some presence and, for example, in the ability to distribute and deploy in Atlanta and probably in parts of Florida. I have made that a relatively low priority in comparison to the geography that is represented by New York and Boston and Philadelphia. And so therefore, we are in no hurry and not necessarily having any compulsion and compelling reason to do that sooner than later. I think it will happen later.

I also did not, although some time ago it might have been of a higher priority, when we looked at the Northwest, we do not have an office in San Francisco, Vancouver or Seattle or Portland. Certainly, one day, if divine is to be the company it needs to be, we will have a presence there. Again, I think that that economic area has been, could be described as having a greater oversupply and issues than even the Southeast and other areas. And therefore, we are, again, not in any hurry. Nor, do we feel compelled to do that sooner as opposed to later.
I think, again, if you say the word "future" and you mean in two years will we have an office in San Francisco with the ability to deliver this solution set, I think the answer will be yes.
N. Burgiskick	Okay. Thanks a lot.
Coordinator	Our next question is from Mae Young of Holliman Brothers Asset Management.
M. Young	Yes, hi. Just a couple of questions, one is just in terms of the revenue projection for ... future company. And then also ...
F. Filipowski	I'm sorry. We cannot hear anything from the other line. It just went dead.
M. Young	Hello. Can you hear me now?
F. Filipowski	Yes, we can hear you now.
M. Young
Okay. Two questions, one is the revenue projections for the new company, and then also the cash burn for the new company. And, any sort of restructuring charges that you would expect to take with the acquisition.
F. Filipowski	I think that, Mike, if you would like to arrange for a discussion with this lady.
M. Cullinane
Yes. I'll just say that we've always given guidance as divine of about a $700 million revenue number. I think this deal would add no more than, I would say under five percent to that. And, we think from a cash standpoint, other than the cash that gets added via the deal, it's pretty cash flow neutral going forward. And, I think there will be some restructuring in terms of severance and leases that we do not need to occupy the space. And, that number is maybe in the $20 million range.
M. Young	Okay, thank you.
M. Cullinane	Sure.

F. Filipowski
I just would like to note that when you asked me for that number of after all of those issues, what would it be? That was inclusive of an analysis of all of those costs and charges. Even if at times, for example, on real estate, if we chose to live with the real estate for a longer period of time, the cash consumption would trickle out as opposed to being immediately impacted as if one got out of the lease and paid some up-front payment. We took the worst of that scenario when I gave you that number of around $80 million.
Coordinator	Our next question is from Craig Moss, UBS Paine Webber.
C. Moss
I'll tell you, this has been a very interesting call for me having come into divine's ownership by way of a position in Open Market. Obviously, there's a lot of very angry people on both sides of the equation. But I want to kind of summarize what I'm hearing and also make a couple of points and see if you agree with my overview or maybe you can point out a flaw if there is one in it.

I mean first of all, from the Viant perspective, and I know nothing about them, one person's argument that they could have liquidated for almost the same amount. My observation there would be that in this marketplace, if you have something that's decent in terms of a product or a service, and you let it be known that you're going to liquidate, why would anybody pay you fair value for it? If they know your cash burn, they'll be able to pick it off for nothing. But ultimately, that's kind of a flawed analysis, they could have liquidated for the same money. They might not have been able to, in the end, accomplish that.

And on the flip side of that, the people that are observing that perhaps all you did was a secondary offering at $0.40. Again, my observation there would be, okay, how easy would it be for anybody in your space, in today's environment, to go out and do any secondary at all? And, if in point of fact, your customers are concerned about your cash on the balance sheet, and that's the only limitation to getting their business, then by all means, you need to do what you have to do to get the cash on the balance sheet.

In going forward, if we take your track record into view and your management team's track record into view, and you're able to truly capitalize on the opportunity that exists in this space going forward when it comes to fruition, then the upside far outweighs any bit of downside at this point that existed in any of these stocks in any of the companies that you've been acquiring. In other words, the upside seems to be so much greater and that you're putting together a company that would be so dominant and so formidable that we'll get paid eventually.

So, I guess what I'm saying is that even though a lot of people are upset, myself included—I don't like owning the position that I have in the stock at $0.44 or whatever—if you can deliver on what you've been saying confidently on putting forth a profitable company that's in position to really take advantage of a huge potential market for these products and services, then I say, go for it. And do what you have to do to stay alive until then.

And, that's really all I really want to say. I'm listening to what everybody's saying. Is that basically the game plan? Are we doing what we have to, to stay in the game, so that we can get paid at the end? And, are you still extremely comfortable about being profitable in the fourth quarter? I mean, you did say on the last call that even discounting for the disruption in the marketplace and the uncertainty, you felt very confident that we will be a profitable company in the fourth quarter of this year. Is that still your stance?
F. Filipowski
That is our stance. That is our objective, and we're doing everything possible to make sure that it occurs. And, I suppose there are absolutely outside external factors that could complicate achieving that goal, but we've tried to mitigate every one of them.
And, I thank you so much for what you've said. I know it's a very difficult time for folks to analyze these longer-term objectives that we certainly are playing out and hope materialize.

I truthfully have told this to everyone who will listen. And, I could be dead wrong. But, I do not believe that at any time, whether it was 1983, and some of the folks on the call that might remember that era and the technology business, or whether it was 1991 where we had another very big trough in terms of valuations of technology companies. I believe that if you talk to folks like Paul Stephens, the fellow that was part of Robertson Stephens founder, if you talk to people like Peter Lynch, if you talk to all of the folks that have been through the wars, they will tell you time and time again. That this is the one time in the cycle where you can pick publicly held securities that were prematurely public, yes we were. That have the kind of profile we do of profitability on the horizon in spite of an enormously difficult and challenging marketplace in a brand new segment that has not yet matured. And, they will tell you to a T, as the people that I look up to in this business, and I believe, you cannot duplicate the upside opportunity in the most aggressive venture capital environment that you can when that happens.

And, they believe that today we have that scenario in spades where the marketplace is created in an environment that those that have any degree of ability to truly differentiate the wheat from the chaff and come up with the analysis that will identify the companies, perhaps like divine, that have a shot at really establishing themselves as dominant in a new very exciting growth ring of IT. That's where the money can be made. And, I truly believe that there has not been in my lifetime in 30 plus years of experience that I've been in this business, whether it was with Cullinet or with PLATINUM Technology or DBMS, Inc. between, I've never seen as big an upside with all of the inherent risks of upside, which mean extraordinary execution required and everything else that warrant taking the kind of risks that we're taking right now. It is warranted to do that, to get to that endpoint because you can create some extraordinary value that you can't in almost any other business climate.

C. Moss
Flip, again, we've gone back and forth on it. I'm there. I believe that it's worth the risk, personally. And the one other comment that I would make about reverse stock splits, most of the times, they truly are being done by companies as a last gasp measure. And these companies are companies with little or no revenues or extremely flawed business models. I don't see anything wrong with doing a reverse stock split. In fact, the benefit would be, if you're a $700 million or $800 million revenue company, and you're turning profitable, it'll be a lot easier for institutions to follow you and sponsor your stock if it's a five or a ten dollar stock than it would be if it was a $0.50 or $.60 or $0.75 stock. So, stock reverse splits don't always mean that the company is going to zero.

In your particular case, I don't even view it as falling on your sword. I think it's the right thing to do. And, that's basically all I had to say. And again, good luck. It's a tough road. But, if you can make it work, Flip, I think we can make some money.
F. Filipowski	Thank you.
Coordinator	Our next question is from Mike Luken of Catalyst.
M. Luken	Hi, gentlemen. Can you hear me?
F. Filipowski	Yes, we can.
M. Luken
Okay, good. I'll make this pretty brief and quick. I want to touch base a little bit more on the cash flow. You guys have done a good job, I think, articulating a lot of that. But, can you guys tell me what Viant's expected cash flow by quarter, the cash burn rate, was expected to be for this year.
B. Gett	That's not a number, not guidance that we've been giving out. And so, I don't want to comment on it at this time.
M. Luken	Certain, it's a number you guys must have looked at to weigh the alternative to do the transaction.
F. Filipowski
I think that you did hear a variant on that number and what it would take to get to organic profitability. And, that number, I think, was quoted as about $25 million, although, it didn't have a timeline to it.
M. Luken	Okay, thanks.
Coordinator	Our next question is from Blair Schultz of K2 Investments.
B. Schultz	Just wondering about the Delano deal, whether this transaction will delay it at all or the effects the stock price is seeing, whether Delano can walk away.
F. Filipowski	Mike, would you like to comment on this one? Because my answer is, I don't think so.
M. Cullinane	I don't think Delano can walk away. I think we still need to have the Delano shareholder vote, which I believe is scheduled for some time near the end of May.
B. Schultz	Sorry, you said the end of May, you're looking to close it?
M. Cullinane	I believe so.
B. Schultz	Okay. I think, is there a scheduled meeting for the 26th? Is that for the Delano transaction?
M. Cullinane	I just saw something today. And again, don't hold me, but I thought they could do a meeting around in the 23rd-24th.

B. Schultz	Perfect.
F. Filipowski	That's correct.
B. Schultz	Perfect. Thanks, guys.
F. Filipowski	Okay, bye.
Coordinator	Michael Weissman of MW Consulting. Your line is open.
M. Weissman
Thank you very much. Good afternoon, gentlemen. Can you talk about headcount a little bit? What are you picking up here with Viant? And, Flip, I think you said you were at 3,500 or so at the end of the last conference call we talked about.
F. Filipowski	That's correct.
M. Weissman	And, what are you picking up with Viant? What do you think it's, what's it going to look like when all is said and done, and you make whatever reductions you have to?
F. Filipowski
Yes, there's about 180-182 individuals right now. We expect to be able to consolidate the business efforts, and there are significant consolidations. Some of them will come out of the divine staff and some of them will come out of the Viant staff. We normally experience, and I think this will be at least, I think is describable as at least normal and maybe a little bit more. We usually are able to take out about 40% of the headcount.
M. Weissman	All right. You still talk about the fourth quarter profitability, are you as confident about cash flow positive in the third quarter as you were two days ago or at the last conference call?
F. Filipowski
Yes. We certainly think we will be scratching the surface of cash flow profitability in the third quarter, and we can achieve profitability in the fourth quarter. Although, they're not of the size of numbers where there's enormous cushion, that certainly is programmed into the equation.
M. Weissman
All right. Even though this is not necessarily related to the acquisition today or the merger today, of all the products that you're building this extended enterprise company on that you're looking to market, what products specifically are you making use of in-house at divine to bring you into the new age of doing business, extend your enterprise?
F. Filipowski
Frankly, we have made it a very high priority to use all of our technology. We're, obviously, a younger company. And, in the deployment of our IT business, we literally use every single product and are dependent on many of them, like our Mind Align product for all of the inter-company chat and communication. We use Showcase extensively in all of our sales and training efforts. We use our own change management in terms of supporting our business systems and our Web sites and our internal sites, so I cannot tell you of a single product that I'm aware of that we are not using internally to a great extent.

M. Weissman
Okay. And so, back to this deal for one second. Okay? So, we're picking up about 180 people in the professional services organization. And then, if I heard Mike correctly before, he's really only quoted somewhere in the neighborhood of, you said, five percent on the $7 million anticipated revenue rate for this year. You said to maybe add in five percent, so what's that, about another $35 million or so? So, $35 million and 180 people. When you guys did the Delano deal, I think you said, if I remember correctly from the conference call, that one of the key reasons you did that Delano deal was their customer base, that they had a tremendous customer base that you guys could tap into. So, and I understand the need for this professional services organization up here in the Northeast, which is where I'm from. But, $35 million in revenue and 180 people for 200 million shares of your stock, I guess I'm one of those that thinks that maybe you, maybe we could have done a little bit better. What's the single biggest thing, single biggest intangible that this deal's going forward on because it's not for the revenue at this point? And it's not for the quantity of people. Correct?
F. Filipowski
I think that one has to put some value on the cash. And, after one does that, you get that discrepancy between whether we're paying a half a million dollars for this entire business, or we're paying 200 million shares at the other extreme. So, it's obviously those perspectives that count in evaluating this deal. But, very, very significant customer bases here with companies like Sony, Johnson & Johnson, Merck, relationships that are ongoing with many of the financial institutions for which business has been done. G-Tech comes to mind as a very significant customer relationship that we never had before, relationships with the defense department that we never had before. Sony, many, many, many, other companies in all of those three verticals that I could have mentioned. So, they are important. But frankly, in this case, it was being able to do business in Boston and New York, expand and get to critical mass in LA and also the cash. It certainly is an element that cannot be, I think, ignored in the price.
M. Weissman
Were you running into difficulties in closing deals because of your balance sheet or because of the perspective that you guys, or the $0.50 stock price or whatever it was? Were you having trouble closing some deals because of that?
F. Filipowski
Yes, I don't think we were having trouble closing deals because of our stock price per se. But yes, many, many, many transactions would require on the part of Mike Cullinane or myself or other executives of the company to go through very detailed explanations to customers about our viability and going forward.

Now, it had nothing to do with the fact that our stock was at $0.50 or $0.75 or whatever. It had to do with the fact that technology companies, in general, have at this point, suffered quite a bit in the economy. And, when they hear of companies as stable as Andersen, obviously, for other reasons than that, overnight imploding, or an Enron. Or, they hear of the troubles that any number of other technology companies are having. Even this last week, there was an onslaught of additional demands on our time and energy to be able to talk to customers because of what happened to the pre-announcements at, I think, Digital River. The pre-announcements that happened across the board in so many technology companies that I hesitate to even try to mention them all. It scares customers. And, you need to be in a profile where you can say, absolutely, we have enough, no matter what happens, another 9/11, another set of towers comes down, we still will survive and be able to handle your issues and your technology and your software acquisitions. Don't worry, we'll be there for you.

Yes, the tempo of that is reasonably high. And, we felt this was a great way to eliminate much of it. And, it's just a reality of doing business in today's economic climate. And, I don't think it's limited to divine. It's not just us that is doing it. There's just so many companies that are confronted with having to explain their financial viability.
M. Weissman	Have you lost any, lost significant, any significant deals, or is there just a lot floating around that this will help close, possibly?
F. Filipowski
We think that going forward it will close a greater proportion of the outstanding deals than ever before. And yes, I'm aware of some transactions in the first quarter that would have been very nice to get. That certainly have been, by us, attributable to a decision that was made or not made because they couldn't get comfortable.
M. Weissman	Okay, thank you very much for your time. And, good luck. We've been with you this long, and we'll see you through.
F. Filipowski	Thank you.
M. Weissman	You're welcome.
Coordinator	Our next question is from Brian Long of Chesapeake Partners.
B. Long	I was wondering if you could just clarify something you said earlier in Q&A. You said that you did do a market check with Robertson Stephens?
F. Filipowski	I'm sorry, I didn't hear that last part of that question.
B. Long
I was wondering if you could clarify something you said in M&A. You had said that you did in fact do a market, this is for Viant, that you did in fact do a market check with Robertson Stephens. I had asked a question earlier about whether you had sought other bids for the company or other transactions for the company. And the answer to that was no. I was wondering if you could reconcile those two statements.
B. Gett	Well, I was making a distinction between putting the company on the block in some sort of an auction process versus finding a strategic merger partner.
B. Long
But, I think by saying that you did a market check, that would imply to most shareholders that you went out and tested the waters to see if there was anyone else who might have an interest in purchasing Viant.
B. Gett
Yes, well that's true. Okay? That was part of our analysis in looking at the divine opportunity. So, yes, we wanted to understand comparable opportunities. Was there interest? What would be the context in which there would be interest? And that was conducted by our outside advisors.
B. Long	Okay. And, was there any other interest that your advisors received?
B. Gett	No.
B. Long	Okay, thank you.
F. Filipowski	The answer is that that's not something that is being disclosed.
B. Gett	Right.
B. Long	Okay. Is it safe to assume though that you went with the transaction that provided the most value to your shareholders?

B. Gett
Yes. I'm sorry that was not clear earlier. But, that's exactly how we looked at this. And, as I said earlier, I feel very confidently that this is the best opportunity that we have for our shareholders, absolutely.
B. Long	Okay. And, out of this process, were there any other alternatives that provided a near equivalent value that might have been a hard value, a cash value?
B. Gett	No, none that had this value.
B. Long	Okay, thank you.
Coordinator	Martin Brown of Strategic Advisors, your line is open.
M. Brown
Hello. Thank you very much. It might have been answered earlier. I had a number of questions. The first one was in regard to the distribution of $20 odd million prior to closing or just after closing, what shareholders exactly would receive that, current shareholders, future shareholders? If one bought shares today, would one get a piece of that?
F. Filipowski
Yes. The answer is there will be a date, a day, that will be specifically identified, after the date on which shareholders vote and approve and before the date on which the transaction closes. That day, when it is selected, anyone who owns the shares on that given day will be the recipient of this distribution, even if it was purchased the day before.
M. Brown	All right. So, that day's sometime in the future.
F. Filipowski	Correct.
M. Brown
All right. Second question had to do with your mentioning the cash being a large component of the value in this transaction, and I was hoping you could guide me to, ballpark, how much cash you might anticipate coming into divine on the day you close.
F. Filipowski
Well, we have, I think, in this conference call said that after we subtract all of the kinds of costs that include deal costs, anticipated severances, anticipated lease obligation extraction, all of those including a long laundry list that I did not mention because I just don't have the list of individual line items, it's that $80 million number.
M. Brown	Okay. And the $80 million is after the distribution has been made to the shareholders.
F. Filipowski	Correct.
M. Brown
All right. Okay. And final question is, the shareholder meetings of both companies are going to require a minimum number in favor. What's the threshold to gain approval from the shareholders of both companies? And, how much of a challenge will it be on either of those sides?
F. Filipowski	Mike, you can again please chime in if appropriate, but I believe it's a majority.
M. Cullinane	I think on this deal it is a majority of the shareholders present or shareholders that vote.
M. Brown	In both companies' cases?
M. Cullinane	In divine's case. I won't speak for Viant.
B. Gett	Yes, it's the same for Viant, a majority of those shareholders participating in the vote.

M. Brown
All right. And obviously, you don't know every shareholder, but are any of the shareholders locked up? What percentage would they represent? I guess that might be more germane on the Viant side. But beyond that and more in general, is this going to be something which you really have to take to shareholders to convince them, or is this a sort of a mini Hewlett-Compaq situation where they really have to be convinced hard?
B. Gett	Well, on the Viant side, in terms of, I think you're asking about votes that are locked up. We basically have the officers and directors of the company locked up. That roughly represents about 10%.

Well, I think we owe our shareholders a thorough explanation of this, and we will be out there visiting them. And, that's just because we've had a long association with them, and we want to make sure they're fully informed.

I have no idea about what the inclination is one way or the other, or how difficult it would be. And so, we're just going to do what we think is responsible here with our shareholders and let them decide.
F. Filipowski
Yes, I think that based on what I know about both parties and their respective boards, when you mention HP and Compaq, I don't believe that we have any scenario that I could imagine in which an individual board member would somewhere along the line here identify themselves as being opposed to the transaction.

This was, in both cases, a unanimous supported transaction. And, as far as I know, any significant shareholders on either board were part of the sign up of shares in favor of voting for the transaction.
M. Brown	All right. And, if you close Delano and Viant, how many divine shares will there be then?
F. Filipowski	Mike.
M. Cullinane	They'll be about, Delano is 51 million. This is 200. We have about 461 million. So, that would be, I think, 711.
M. Brown	Wow. Somebody said something about a roll back or a reverse split. Was that something that one of you guys mentioned? Or, is that not on the table right now?
F. Filipowski
No, I think that there was even a mention of the fact that the documents that define the agreement of merger have been filed. And, in there, the Viant board as well as the Viant organization has requested or I would say stipulated an agreement that we agree to. That prior to the closure of this deal, we will have a NASDAQ compliant security that implies that we will do something to get the stock above a dollar before this transaction closes. I think that pretty explicitly, at this stage, would imply a reverse split to get there.
M. Brown	All right. Great, thanks.
Coordinator	Our next question is from Mark Oret of Glacier Capital.
P. Glacier
Hi, Paul Glacier, again. Regarding that reverse split, what kind of time pressure are you under to effect that? I see that your shares have been under a dollar for the past six months. So, is this something that you would have to effect very soon, or else risk being delisted? And, how quickly can you effect a reverse split should you want to do one?

F. Filipowski	Okay. I think I will answer that, and Mike, please chime in if I sort of do something in error.

We have until sometime in August or so, or maybe it's July. If we were to follow the typical pattern that is outstanding where we would have gone to the NASDAQ folks and asked for an extension, which they may or may not have granted. Because, my personal opinion is that we comply with every variation of the compliance except the dollar. And because they often look at the situation as I hear it, as I understand it, that if a simple reverse split would put you in full compliance, they normally allow some number of days, 30, 45, 60, sometimes on numerous iterations before you have to actually comply.

In our case, a compliance of a reverse split would have put us into immediate compliance, and we can effectuate that at any time. We might not have done it if we felt the stock would naturally have moved above a dollar before the end of the year, especially with the kind of third and fourth quarter we have planned for ourselves and how we interpreted that impact would have on our stock.

Because in this instance we have an agreement to do it, the chances are that this deal will close before the end of June or early in July. And so therefore, somewhere between then and now, if the stock is not above a dollar, then we will take whatever reverse split is appropriate to get there.
M. Cullinane
The only thing I'll add, Flip, is that we have our annual shareholders' meeting scheduled for May 21st. In the proxy, we will ask the shareholders to approve a reverse split or allow the board to execute a reverse split, and it would be within a range of, call it, a one for ten, one for twenty, depending on whatever the board chooses. That would be approved by the shareholders on May 21st, then the board can do it then anytime after that.

The letter that we received from the NASDAQ has a May 15th deadline. But, as Flip said, you have time once you get that to appeal. And generally, they have been pretty lenient with respect to the appeal process. But, our plans are to put that for vote in our proxy at our shareholders' meeting on May 21st.
P. Glacier	Great. Thank you very much.
Coordinator	Our next question is from Eric Appel of Star Capital.
E. Appel
Actually, just a follow up question regarding the loyalty of the shareholders of divine. Flip, your reputation I know from the past 10 years as a south side analyst, it's always been there. What I find odd, though, is that as of the close of today, you could actually buy for $1.79, or actually $1.67, almost $1.75 worth of divine stock and anticipate $0.48 coming back to you. I don't know if you can do this, but is there any arbitrage that Viant, for example, Viant, are you still buying your stock back? Or, as of today, you can no longer do so because there obviously is an arbitrage play here, even for your own company.

F. Filipowski
Yes, no, we're not allowed to do that. And, they would fall into, I think, a category that I would, without the professional background, call it a stock manipulation or some variant on that. So, we're not allowed to do that. But, you're right. One of the things that we always confront when a transaction is announced, that relatively astute individuals that look at these kinds of conditions assess the probability of whether the transaction would close or not. Then, if they are capable, they short the stock that they're going to receive in return, go long in the stock that is going to be converted, and they lock in a permanent profit in the spread between it, as long as the transaction actually does occur.
E. Appel	Well, there's actually $0.60 worth of value that's not yet reflected in the Viant shares today.
F. Filipowski	Yes, I'm sure that there will be folks exploiting that for quite some time to come.
E. Appel	Okay. All right. Flip, I look forward to being your shareholder. Thanks.
F. Filipowski	Thank you.
Coordinator	Our next question is from Naupon DelKenia of Indis Partners.
N. DelKenia	Oh, I'm sorry. The questions have been answered. I'll be talking to the company later. Thank you.
F. Filipowski
All right, thank you very much. And, I think at this time, we're going to direct everyone who has any questions to please contact us directly. The phone numbers, I think you all have. And, they're on our letterhead and in the news release. My office phone number, for you to call me, would be area code 630-799-3850. Mike Cullinane is 51. And, I think you also have the numbers for the Viant folks already, so I truly appreciate all of the interest, all of the questions, all of the debate, all of the support and all of the skepticism because it's all that drives us passionately to get the job done. It's all motivation. And really, thank you.
B. Gett
Yes, I would repeat that and look forward to working with the divine team and creating a significant value as a result of doing this transaction. And, I appreciate the support of all of our investors over time that we've had and enjoyed. Thank you.

* * * * *

ADDITIONAL INFORMATION

        DIVINE INTENDS TO FILE A REGISTRATION STATEMENT ON FORM S-4 IN CONNECTION WITH THE PROPOSED TRANSACTION, AND DIVINE AND VIANT INTEND TO MAIL A JOINT PROXY STATEMENT/PROSPECTUS TO THEIR RESPECTIVE STOCKHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTION. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS FOR THE MERGER WHEN IT IS AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DIVINE, VIANT AND THE PROPOSED TRANSACTION. After they have been filed, you may obtain these documents free of charge at the website maintained by the SEC at http://www.sec.gov. In addition, you may obtain these documents and the SEC filings that are incorporated by reference into these documents free of charge by making your request to the respective contacts listed at the beginning of this document.

        divine, inc. and Viant Corporation, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of divine and Viant with respect to the transactions contemplated by the merger agreement. Information regarding divine's directors and executive officers is included in divine's proxy statement for its 2001 Annual Meeting, which was filed with the SEC on April 30, 2001, and divine's proxy statement/prospectus, which was filed with the SEC on September 17, 2001. Information regarding Viant's directors and executive officers is included in Viant's proxy statement for its 2001 Annual Meeting, which was filed with the SEC on April 27, 2001. More recent information regarding the directors and executive officers of divine and Viant and additional information regarding both companies and the interests of their directors and executive officers in the proposed transaction will be included and/or incorporated by reference in the joint proxy statement/prospectus regarding the proposed transaction to be filed with the SEC. Each of divine and Viant file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC's public reference rooms located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC's other public reference rooms in New York and Chicago. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by divine and Viant with the SEC are also available for free at the SEC's web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from divine or Viant by making your request to the respective contacts listed at the beginning of this document.

IMPORTANT NOTICE

        The statements contained in this document that are forward-looking are based on current expectations and projections about the Viant transaction, including the contributions Viant is expected to make to divine, as well as divine's future results, performance, prospects and opportunities. These forward-looking statements are based on information currently available to divine and are subject to a number of risks, uncertainties and other factors that could cause divine's actual results, performance, prospects or opportunities in 2002 and beyond to differ materially from these express in, or implied by, these forward-looking statements. The uncertainties and risks include, but are not limited to: failure of the proposed transaction to close; the risk that the Viant Corporation business and other acquired businesses will not be integrated successfully or that divine will incur unanticipated costs of integration; divine's ability to execute its integrated Web-based technology, professional services, and managed applications strategy; divine's ability to deveolp enterprise Web software and services; the uncertainty of customer demand for enterprise Web software and services; the combined companies' ability to develop new products and services and enhance and support existing products and services; the combined companies' ability to maintain Viant's vendor and strategic partner relationships and retain key employees; increasing competition from other providers of software solutions and professional services; divine's ability to satisfy the continued listing requirements of the Nasdaq National Market; fluctuations in the trading price and volume of divine's stock; and other unanticipated events and conditions. For a detailed discussion of these and other cautionary statements, please refer to the registration statement to be filed by divine with the SEC relating to this transaction. Further information about risks and uncertainties relating to the companies and their respective businesses can be found in their most recent respective Forms 10-K filed with the SEC. You should not place undue reliance on any forward-looking statements. Except as required by the federal securities laws, divine undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason after the date of this document.